FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 13, 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident Energy Closes Midstream NGL Business Acquisition and Announces Appointment of Murray Buchanan as Co-President, Provident Midstream NEWS RELEASE NUMBER 33 - 05 December 13, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced the closing of the acquisition of the natural gas liquids business of EnCana Corporation for a purchase price of approximately C$697 million, plus working capital and other adjustments.

“The assets are a superb fit with our diversified portfolio strategy of combining quality infrastructure assets with our upstream oil and gas production business,” said Provident Chief Executive Officer Thomas Buchanan. “We were also able to retain an excellent management and operating team. Complementing our current NGL midstream operations at Redwater, we now have a midstream business that is fully integrated and geographically diverse. It positions Provident as one of the significant NGL players in North America.”

The acquisition was partially financed by a bought deal short form prospectus offering of 21.8 million Subscription Receipts of Provident at a price of C$12.60 per Subscription Receipt for proceeds of approximately C$275.1 million and C$150.0 million principal amount of 6.50 percent convertible extendible unsecured subordinated debentures. The offering of Subscription Receipts and Debentures was sold to a syndicate of underwriters led by National Bank Financial Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. The remaining portion of the purchase price was financed through Provident’s credit facilities.

The Subscription Receipts traded on the Toronto Stock Exchange (TSX) under the symbol "PVE.R." With the closing of the acquisition, trading in the Subscription Receipts will be halted today and will remain halted until the close of business and then be delisted. Holders of Subscription Receipts will receive one trust unit of Provident for each Subscription Receipt held. Also, holders of the subscription receipts at the time of delisting will receive C$0.12 per Subscription Receipt, the equivalent of Provident’s November distribution payable in December. This payment is to be treated as a reduction to the purchase price of the units acquired through the Subscription Receipts. Holders of Subscription Receipts are not required to take any action in order to receive the trust units and cash to which they are entitled. The register for the Subscription Receipts will close at 3:00 p.m. MT on December 16, 2005, after which the C$0.12 per unit for each subscription receipt will be paid.

With the completion of this acquisition, the maturity date of the Debentures has been automatically extended from January 25, 2006 to April 30, 2011. The Debentures trade on the TSX under the symbol "PVE.DB.D." The Debentures have a coupon rate of 6.50 percent and are convertible into trust units of Provident at a price of C$14.75 per trust unit.

New Appointment

Murray N. Buchanan, former president and CEO of Kinetic Resources (LPG) has been appointed Co-President, Provident Midstream. Murray will co-lead the new Midstream business unit with Andrew Gruszecki, Co-President Provident Midstream. Murray will be an officer of Provident and will report to Provident Executive Vice President and Chief Operating Officer, Daniel O’Byrne.

Murray Buchanan has over 25 years of NGL marketing and petroleum industry experience and has been president of Kinetic Resources for eight years. Kinetic Resources was the NGL marketing company acquired with the midstream assets from EnCana. Kinetic Resources, headquartered in Calgary, has offices in Sarnia, Ontario; Houston, Texas; and Lynchburg, Virginia.

Murray received his masters of business administration from Queen’s University, as well as an honours bachelor of administration degree from Queen’s University. Murray is the founding member of the Airdrie Nose Creek Park Association and is also the president of the Airdrie Minor Hockey Association. He actively volunteers in the community as a coach for hockey, soccer and lacrosse teams.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact: Laurie Stretch Senior Manager Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: December 13, 2005	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary